Mail Stop 4561

January 22, 2007

Mr. James R. Boldt
Chairman and Chief Executive Officer
Computer Task Group, Inc.
800 Delaware Avenue
Buffalo, NY 14209

      Re: Computer Task Group, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2005
               Forms 10-Q filed during Fiscal 2006
               Forms 8-K filed during Fiscal 2006
               File No. 1-9410

Dear Mr. Boldt:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Craig Wilson
               Senior Assistant Chief Accountant

Mr. James R. Boldt
Computer Task Group, Inc.
November 7, 2006